American Realty Capital Trust III, Inc.
405 Park Avenue
New York, New York 10022

March 30, 2011

VIA ELECTRONIC TRANSMISSION
AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Mr. Tom Kluck

Re:	American Realty Capital Trust III Inc. File No. 333-170298

Dear Mr. Kluck:

Reference is made to the Acceleration Request (the “Acceleration Request”) submitted to the Securities and Exchange Commission (“Commission”) by American Realty Capital Trust III, Inc. (the “Company”) on March 15, 2011, relating to the above-referenced Registration Statement on Form S-11 (the “Registration Statement”).  The Company hereby applies to the Commission for the withdrawal of the Acceleration Request, effective as of the date of this application or as soon as practicable thereafter.

If you have questions or require additional information, please do not hesitate to contact the Company’s counsel Peter M. Fass at (212) 969-3445.

Very truly yours,

American Realty Capital Trust III, Inc.

   /s/ Nicholas S. Schorsch___________
Nicholas S. Schorsch
Chief Executive Officer